UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-22405

(Commission File Number)

(Check one):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WaveDancer, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

12015 Lee Jackson Memorial Highway, Ste 210

Address of Principal Executive Office (Street and Number)

Fairfax, VA 22033

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WaveDancer, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Annual Report”) by the March 31, 2023 filing date applicable to non-accelerated filers due to additional time needed for the Board of Directors (acting as the Audit Committee) of the Company to complete its review of the Annual Report with the Company’s independent registered accounting firm (its “Auditor”).

On March 17, 2023, WaveDancer, Inc. (the “Company”) entered into and closed a Stock Purchase Agreement with Gray Matters Data Corp. (“GMDC”), a company newly formed by StealthPoint LLC, a San Francisco based venture fund, under which the Company sold all of the shares of its subsidiary, Gray Matters, Inc. (“GMI”). GMI is one of the Company’s two reportable operating segments. The pendency of the sale during the preparation and audit of our financial statements and the timing of the transaction so close to the March 31, 2023 filing date, have resulted in additional procedures for both the Company and the auditors. The compressed amount of time to complete those procedures has resulted in our inability to timely finalize the 2022 financial statements and audit thereof.

Other than the finalization of the financial statements to accurately reflect the GMI transaction described above, the Company is unaware of any other issues that require resolution before we are able to file our Annual Report for 2022.

The Company intends to file the Annual Report as soon as practicable within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Timothy G. Hannon	703	383-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

Consolidated revenue decreased from $15.0 million in 2021 to $12.0 million in 2022 with a $4.0 million decrease from our Tellenger business offset by $1.0 million in revenue from our GMI business that was acquired in December 2021. Our consolidated gross profit decreased from $3.6 million to $1.6 million with Tellenger and GMI responsible for $0.8 million and $0.2 million, respectively.

Consolidated selling, general and administrative expenses (“SG&A”) increased by $5.9 million from $6.2 million in 2021 to $12.1 million in 2022. The increase in SG&A is primarily attributable to the full year impact of the Company’s adoption of its new business strategy, beginning in September 2021, with 54% of the increase attributable to salaries and benefits and legal and professional fees, and an additional 21% due to intangibles amortization expenses related to the 2021 acquisitions of Tellenger, Inc. and GMI.

In addition, we will report a fourth quarter impairment charge of approximately $8 million primarily for intangibles and goodwill associated with the GMI reporting unit and asset group. The amount of the charge is subject to finalization. When combined with our third quarter goodwill impairment charge of $2.3 million for the GMI reporting unit, the total non-cash pre-tax impairment charges for long-lived assets and goodwill for GMI will approximate $10.3 million for 2022. The Company also recorded non-cash income of approximately $1 million for the reduction to zero of the fair value of contingent consideration recorded in connection with the GMI acquisition.

Our net loss for the year, subject to the finalization of the impairment charges and any related tax impact, will be approximately $18 million as compared to a loss of $1.1 million in 2021. The increase in net loss of approximately $17 million is primarily attributable to the decline in gross profit of $1 million, the increase in SG&A of approximately $6 million, and the impairment charges of approximately $10 million, partially offset by the $1 million gain related to the contingent consideration, all as cited above.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company including, but not limited to, statements about the Company’s expectations regarding the timing of the filing of the Form 10-K and its results of operations. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the timing and ultimate conclusions of the Company’s independent auditors regarding the audit of the Company’s financial statements. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Reports on Form 10-Q for each quarterly period during 2022, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. The Company undertakes no obligation to update such statements as a result of new information, future events or otherwise, except as may be required by law.

WaveDancer, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023
	By:	/s/ Timothy G. Hannon
Timothy G. Hannon
Chief Financial Officer